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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2003

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated February 19, 2003, announcing Sonera Corporation's Financial Statements for the year 2002.

1(26)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

February 19, 2003 at 1.30 p.m.

SONERA'S FINANCIAL STATEMENTS BULLETIN 2002

SONERA CONTINUES TURNAROUND IN UNDERLYING PROFITABILITY IN 2002, REPORTS RECORD-HIGH UNDERLYING EBITDA AND FREE CASH FLOW, ACQUIRES CONTROL IN FINTUR AND MERGES WITH TELIA

—
Underlying EBITDA rises to EUR 799 million in 2002 (EUR 562 million in 2001), the highest-ever annual amount.

—
Cash provided by operating activities rises to EUR 654 million (197) and free cash flow improves to EUR 379 million (EUR 162 million negative).

—
Due to write-downs and smaller gains from asset sales, operating profit remains at EUR 234 million (951). Excluding all non-recurring items, the underlying operating profit doubles to EUR 460 million (230).

—
Especially due to non-cash write-downs on international UMTS investments, Sonera records a loss before income taxes and minority interest for 2002 totaling EUR 3,828 million (profit of EUR 445 million). Excluding non-recurring items, the underlying profit before income taxes and minority interest improves to EUR 325 million (loss of EUR 4 million).

—
Loss per share for 2002 totals EUR 2.24 (earnings per share EUR 0.44).

—
Net debt decreases to EUR 2,101 million (3,268).

—
Sonera acquires control in Fintur GSM operations in Eurasia and adds 1.5 million subscribers. Sonera consolidates Fintur as of September 2002.

—
The merger of Telia and Sonera is completed in December 2002. TeliaSonera is the largest telecommunications operator in the Nordic region.

CONSOLIDATED KEY FIGURES

	Oct.-	Dec.	Change	Full year		Change
EUR million
	2002	2001	%	2002	2001	%
Revenues	606	556	9	2,241	2,187	2
Comparable revenue growth(%)	5.4	2.0	—	6.2	7.6	—
Underlying EBITDA	214	155	38	799	562	42
Underlying EBITDA margin(%)	35.3	27.9	—	35.7	25.7	—
Underlying operating profit	121	75	61	460	230	100
Reported operating profit	33	(38)	n/m	234	951	(75)
Equity loss in associated companies	(3)	(67)	(96)	(3,977)	(202)	n/m
Underlying profit (loss) before income taxes and minority interest	132	11	n/m	325	(4)	n/m
Reported profit (loss) before income taxes and minority interest	4	(8)	n/m	(3,828)	445	n/m
Reported net income (loss)	119	56	113	(2,497)	409	n/m
Cash provided by operating activities	145	91	59	654	197	232
Capital expenditures on fixed assets	105	93	13	275	359	(23)
Free cash flow	40	(2)	n/m	379	(162)	n/m
Investments in shares and shareholder loans	15	75	(80)	170	572	(70)
Proceeds from sale of shares and other assets	1	254	(100)	1,024	2,193	(53)
Net debt	2,101	3,268	(36)	2,101	3,268	(36)
Shareholders' equity	1,977	4,575	(57)	1,977	4,575	(57)
Return on capital employed(%)	4.3	1.2	—	(59.2)	7.9	—
Return on shareholders' equity(%)	24.7	5.6	—	(74.1)	10.5	—
Equity-to-assets ratio(%)	41.1	52.4	—	41.1	52.4	—
Net debt-to-equity ratio (gearing)(%)	99.2	71.2	—	99.2	71.2	—
Earnings (loss) per share (EUR)	0.11	0.06	83	(2.24)	0.44	n/m
Shareholders' equity per share (EUR)	1.77	4.10	(57)	1.77	4.10	(57)
Average number of shares (thousands)	1,114,752	978,516	14	1,114,752	924,346	21
Shares outstanding at end of period(thousands)	1,114,752	1,114,752	—	1,114,752	1,114,752	—
Average number of personnel	7,656	10,464	(27)	8,169	10,482	(22)

        This financial statement bulletin is based on the audited financial statements for 2002 in accordance with Finnish accounting practice, signed by the Board of Directors of Sonera Corporation on February 19, 2002. The information on associated companies and other major investments, which is given in this financial statement bulletin, is based on reports received from the companies or on press releases published by the companies.

        TeliaSonera will hold its Annual General Meeting on Thursday, May 8, 2003, at 5 p.m. Swedish time in the Globe Arena Annex, Stockholm and at 6 p.m. Finnish time in the Helsinki Fair Center, Helsinki.

        If the mandatory redemption offer by TeliaSonera to exchange or redeem all remaining Sonera shares is not completed by the end of April 2003, Sonera Corporation will convene Annual General Meeting to be held before the end of April. In such case the details of time and place will be announced separately.

SONERA CORPORATION
Jyrki Karasvirta
Vice President
Acting Head of Corporate Communications

For further information, please contact:
Mr Harri Koponen, CEO, tel. +358 2040 54110,
e-mail: harri.koponen@sonera.com

Mr Kim Ignatius, CFO, tel. +46 8 713 6560,
e-mail: kim.ignatius@teliasonera.com

DISTRIBUTION:
Hex Helsinki Exchanges
Major media

SONERA'S PERFORMANCE CONTINUES TO IMPROVE DURING THE FOURTH QUARTER

EUR million	Oct.- 2002	Dec. 2001	Change %
Revenues	606	556	9
Underlying EBITDA	214	155	38
Underlying EBITDA margin, %	35.3	27.9
Underlying operating profit	121	75	61
Reported operating profit	33	(38)	n/m
Net income	119	56	113
Free cash flow	40	(2)	n/m

        Consolidated revenues in the fourth quarter of 2002 grew 9% to EUR 606 million (EUR 556 million in the fourth quarter of 2001), mainly due to the acquisition and consolidation of Fintur. Comparable revenues increased by 5%, taking into account all businesses divested and the pro forma revenues of Fintur.

        Underlying EBITDA (excluding all non-recurring items) hit record highs for the fourth quarter in a row, rising to EUR 214 million (155) in the fourth quarter, representing 35.3% of revenues (27.9%). The improvement was mainly due to the narrowing of EBITDA losses from Service Businesses, and the consolidation of Fintur.

        Underlying operating profit also improved to EUR 121 million (75), showing a growth of 61 percent, while the reported operating profit improved to EUR 33 million (loss of EUR 38 million). Reported operating profit for the fourth quarter of 2002 also includes a non-cash write-down of EUR 72 million on Xfera, a Spanish UMTS joint venture where Sonera holds 14.25%.

        Sonera's equity loss in associated companies in the fourth quarter narrowed to a loss of EUR 3 million (loss of EUR 67 million), primarily due to the improved results of Turkcell, and the discontinued equity accounting for Group 3G in Germany, the carrying value of which Sonera wrote down to zero in the second quarter of 2002. Equity loss in the fourth quarter also includes a EUR 32 million goodwill write-down of MetroOne.

        The underlying profit before income taxes and minority interest improved to EUR 132 million (11). The reported profit before income taxes and minority interest for the fourth quarter rose to EUR 4 million (loss of EUR 8 million in 2001). The reported net income was EUR 119 million (56) in the fourth quarter, including a deferred tax benefit of EUR 124 million (65) recorded for the fourth quarter.

        The underlying earnings per share were EUR 0.21 (EUR 0.07) while the reported earnings per share were EUR 0.11 (0.06).

        Cash provided by operating activities in the fourth quarter grew to EUR 145 million (91). Cash from operating activities was improved by higher underlying EBITDA and lower interest expenses. Though capital expenditures also increased to EUR 105 million (93), free cash flow (cash from operating activities less capital expenditure on fixed assets) for the fourth quarter improved to EUR 40 million (EUR 2 million negative).

REPORT OF THE BOARD OF DIRECTORS FOR 2002

        After the slow growth of the world economy in 2001, growth accelerated somewhat in the early part of 2002, but has subsequently been more sluggish than expected. In the first half of 2002, growth also accelerated modestly in Finland from the very low level of 2001, led by exports and private consumption.

        Toward the end of 2002, Finland's mobile phone penetration rate rose to approximately 85%. Sonera's market share of GSM subscriptions at the end of 2002 was slightly below 60%. Mobile Communications Finland was Sonera's main business area, accounting for 55% of consolidated revenues.

        In March 2002, Sonera and Telia AB of Sweden announced a plan to merge. The merger was completed in early December. The merged entity, renamed TeliaSonera, is the largest telecommunications operator in the Nordic region.

        During 2002, Sonera also refocused its business organization to an integrated customer-driven approach, successfully continued its cash flow improvement and debt reduction programs, and acquired control in Fintur GSM operations as part of Sonera's growth strategy.

        Based on changes in circumstances and expectations, the quarterly impairment analyses performed by Sonera on its international UMTS investments resulted in non-cash write-downs in 2002 totaling EUR 4,352 million before taxes, or EUR 3,117 million net of deferred tax benefit.

UNDERLYING EBITDA IMPROVES BY 42% AND FREE CASH FLOW TURNS POSITIVE

        Consolidated revenues in 2002 grew by 2% from the previous year and totaled EUR 2,241 million (EUR 2,187 million in 2001), due to the acquisition of Fintur. Comparable revenues grew by 6%, taking into account the businesses divested and the pro forma revenues of Fintur.

        Underlying EBITDA (excluding all non-recurring items) improved by 42% and was EUR 799 million (562), representing 35.7% of revenues (25.7%). The improvement was mainly due to the narrowing of EBITDA losses from Service Businesses and the acquisition of Fintur.

        Underlying operating profit doubled to EUR 460 million (230) while the reported operating profit remained at EUR 234 million (951). The reported operating profit in 2002 also includes capital gains of EUR 392 million mainly relating to the sales of Pannon, Sonera Info Communications, Primatel and Libancell; non-cash write-downs of EUR 597 million mainly relating to Ipse 2000, Xfera, Juniper Financial Corporation and 724 Solutions Inc.; expenses of EUR 13 million relating to the merger with Telia; and other non-recurring expenses of EUR 48 million mainly relating to the restructuring of operations and write-downs. In 2001, the reported operating profit included non-recurring gains totaling EUR 890 million, mainly relating to the sales of TietoEnator, VoiceStream and Powertel; and non-recurring losses of EUR 169 million, mainly relating to write-downs and restructuring of operations.

        Sonera's equity loss in associated companies in 2002 increased to EUR 3,977 million (loss of EUR 202 million), primarily due to a non-cash write-down recorded for Group 3G in the second quarter of 2002.

        The underlying profit before income taxes and minority interest improved to EUR 325 million (loss of EUR 4 million), mainly due to significant improvement in the underlying EBITDA. As a consequence of the non-cash write-downs of international UMTS investments, the reported loss before income taxes and minority interest in 2002 was EUR 3,828 million (profit of EUR 445 million). The reported net loss was EUR 2,497 million (profit of EUR 409 million).

        The underlying earnings per share improved to EUR 0.36 (0.07) while the reported loss per share was EUR 2.24 (earnings per share of EUR 0.44).

        Cash provided by operating activities in 2002 grew more than three-fold to EUR 654 million (197). Free cash flow (cash from operating activities less capital expenditure on fixed assets), improved to EUR 379 million from the negative free cash flow of EUR 162 million in 2001.

        Net debt continued to decrease significantly during 2002, and totaled EUR 2,101 million on December 31, 2002 (EUR 3,268 on December 31, 2001).

        During the year, Sonera's average payroll was 8,169 (10,482), showing a decrease of 22%, primarily due to the divestment of business operations. At the end of 2002, the number of employees was 7,639, showing a decrease of 24% from the year-end 2001. The acquisition of Fintur added some 850 employees in the consolidated number.

BUSINESS AREAS

MOBILE COMMUNICATIONS FINLAND—HIGH PROFITABILITY MAINTAINED

EUR million	2002	2001	Change %
Revenues	1,237	1,213	2
Underlying EBITDA	618	604	2
Underlying EBITDA margin, %	50.0	49.8
Reported operating profit	493	477	3
Capital expenditures	98	102	(4)
GSM subscriptions at the end of the period, thousands(1)	2,490	2,422	3
GSM customer churn, % (annualized)	12.6	10.1
MoU, minutes	151	145	4
ARPU, EUR	40.0	40.5	(1)
(1)
Excluding service providers.

        Revenues from Mobile Communications Finland were up 2% on the previous year, reaching EUR 1,237 million (1,213). Revenue growth was supported by increased usage of mobile services and the revised sharing of mobile-originated international call revenues between Mobile Communications Finland and Sonera Telecom. However, revenue growth was slowed due to new interconnection agreements that began September 2001, lower SMS prices, high overall penetration, as well as the strategic goal to seek profitable growth. Revenues from non-voice services remained at EUR 147 million (147).

        The profitability of the business area continued to be very strong. Underlying EBITDA for 2002 was EUR 618 million (604), corresponding to 50.0% of revenues (49.8%). Operating profit was EUR 493 million (477). Profitability improved due to increased revenues, continued cost control, and process development efforts. Capital expenditures for the business area were EUR 98 million (102). The simplified free cash flow measure as applied to Sonera's business areas, underlying EBITDA less capital expenditure, improved by 4% to EUR 520 million (502).

        During 2002, the average monthly use of a Sonera mobile subscription rose by 4% to 151 minutes (145) and average monthly revenues per user (ARPU) were EUR 40.0 (40.5). The average number of text messages sent from a Sonera GSM subscription per month was 27.2 (26.4), representing a rise of 3%.

        The number of Sonera's GSM subscriptions grew by a net 68,244 from the end of 2001, and was 2,489,777 at the end of 2002 (2,421,533). Sonera's primary goal is to focus on long-term profitable growth rather than market share. GSM customer churn grew to 12.6% (10.1%) due to increased price competition. Including service provider subscriptions, the total number of all GSM subscriptions in Sonera's network was 2,524,915 at the end of the year (2,510,028).

INTERNATIONAL MOBILE COMMUNICATIONS—FINTUR BRINGS SIGNIFICANT GROWTH AND POTENTIAL

	Reported (1)			Pro forma (2)
EUR million	2002	2001	Change %	2002	2001	Change %
Revenues	94	4	n/m	255	199	28
Underlying EBITDA	43	(14)	n/m	123	57	116
Underlying EBITDA margin, %	45.7	n/m		48.2	28.6
Reported operating profit	(268)	569	n/m	(231)	587	n/m
Equity income (loss) in associated companies, before goodwill amortization and writedowns	(76)	(180)	n/m	(27)	(84)	n/m
Capital expenditures	26	—	n/m	73	63	16
Subscriptions at the end of the period, thousands
Subsidiaries	1,614	—	n/m	1,614	1,128	43
Associated companies	20,444	15,604	31	20,444	14,476	41
(1)
Includes Fintur from the beginning of September 2002.
(2)
Pro forma presents the Fintur transaction as if it had already taken place on January 1, 2001.

        In August 2002, Sonera completed the purchase of an additional 23.24% interest in Fintur Holdings B.V. from the Çukurova Group, raising its total holding in Fintur to 58.55%. As part of the transaction, Fintur's loss-making technology and media businesses were sold to the Çukurova Group. Sonera paid a purchase price of approximately EUR 117 million and assumed interest-bearing net debt of Fintur of approximately EUR 125 million.

        Fintur operates through its majority-owned subsidiaries in the emerging GSM markets of Azerbaijan, Georgia, Kazakhstan and Moldova. As of December 31, 2002, Fintur had approximately 1.6 million subscribers, a growth of 43% as compared to December 31, 2001.

        Sonera consolidated Fintur as of September 2002, allowing only four months of Fintur's results of operations to be included in Sonera's income statement for 2002. In the fourth quarter, the combined revenues of Fintur companies totaled USD 65 million (USD 48 million in the fourth quarter of 2001), underlying EBITDA 36 million (21) and operating profit USD 24 million (11). On a pro forma basis for the full year 2002, Fintur recorded revenues of USD 240 million (USD 175 million in 2001), underlying EBITDA of USD 123 million (64) and operating profit of USD 75 million (26).

        Sonera's equity loss in mobile associated companies, before goodwill amortization and write-downs, was EUR 76 million (loss of EUR 180 million) in 2002, mainly due to improved results of Turkcell and Fintur as compared to 2001.

        Equity income recorded from Turkcell was EUR 7 million (loss of EUR 61 million) for Sonera's 2002 income statement. Turkcell is consistently included in Sonera's equity income with a three-month lag. Turkcell's net income in 2002 turned positive as a result of the subscriber growth effects on revenues and EBITDA. The foreign exchange losses and financial expenses of Turkcell also decreased and contributed to the improved net income. On December 31, 2002, Turkcell had 15.7 million customers, consisting of 4.7 million post-paid and 11.0 million pre-paid subscribers.

        Equity income recorded from other GSM associated companies decreased to EUR 43 million (56), primarily due to the sale of Pannon GSM during the first quarter of 2002.

        In Russia, the restructuring of MegaFon was completed in 2002, and Sonera holds 26% in the new company. The customer base of MegaFon grew by approximately 2.1 million during 2002 and totaled approximately 3.0 million at the end of the year.

        In July, Sonera, assisted by a third party advisor, performed impairment analyses based on its international UMTS investments due to changed circumstances and assumptions, which led to a EUR 3,844 million non-cash write-down of Sonera's investment in Group 3G for the second quarter of 2002. The write-down reduced the carrying value of Sonera's investment to zero. Sonera also wrote down its investment in Ipse, totaling EUR 294 million. Additionally, Sonera charged its Ipse-related capital commitments of EUR 143 million to expense.

        As a result of its EUR 4,280 million write-down of its UMTS investments in Germany and Italy, Sonera recorded a deferred tax benefit of EUR 1,235 million in the second quarter of 2002. Although Sonera currently estimates that the deferred tax asset can be realized in six to eight years under different scenarios, there can be no assurance of sufficient taxable income within this period. Tax loss carry-forwards in Finland expire after ten years. Sonera has also received advance rulings that these write-downs created a tax benefit in Finland, and that the tax benefit can also be utilized after the TeliaSonera merger.

        As part of its quarterly review of carrying values, Sonera also performed an impairment analysis on Xfera of Spain as of December 31, 2002. Based on the continued delay for the launch of 3G services in the market, and further negative changes in the market expectations during the fourth quarter of 2002, the analysis led to a non-cash write-down of Sonera's investment in Xfera totaling EUR 72 million. The write-down of Xfera did not result in a deferred tax benefit. In January 2003, the Spanish government proposed a bill to allow frequency trading in Spain. Additionally, there are indications that the Spanish government may consider lowering significantly the amount of performance guarantees issued by the license holders in Spain.

SERVICE BUSINESSES—BEATING THE EBITDA LOSS-REDUCTION TARGETS

EUR million	2002	2001	Change %
Revenues	284	321	(12)
Underlying EBITDA loss	(41)	(244)	83
Reported operating loss	(12)	(384)	97
Capital expenditures	18	53	(66)

        Revenues from Service Businesses decreased by 12% to EUR 284 million (321) in 2002, primarily due to the divestment of Sonera Info Communications at the end of March 2002. Underlying EBITDA loss for the business area decreased significantly to EUR 41 million (loss of EUR 244 million), clearly beating the target of EUR 50 million. Due to a sales gain recorded in the first quarter, reported operating loss for the business area remained at EUR 12 million (loss of EUR 384 million). Underlying operating loss decreased to EUR 81 million (loss of EUR 291 million) in 2002. Capital expenditures totaled EUR 18 million (53). The simplified free cash flow measure as applied to Sonera's business areas, underlying EBITDA loss plus capital expenditure, narrowed to EUR 59 million (297) of cash spent.

SONERA TELECOM—INCREASING INTEREST IN BROADBAND SERVICES CREATES POTENTIAL

EUR million	2002	2001	Change %
Revenues	991	1,024	(3)
Underlying EBITDA	176	230	(23)
Underlying EBITDA margin, %	17.8	22.5
Reported operating profit	90	108	(17)
Capital expenditures	110	186	(41)
Equity income in associated companies, before goodwill amortization	26	35	(26)
Equivalent access lines at the end of the period, Thousands	721	753	(4)
Residential broadband subscriptions at the end of the period, thousands	60	12	400

        Revenues from Sonera Telecom were EUR 991 million (1,024) in 2002, decreasing by 3% mainly due to the sale of Primatel and the Gateway leasing business at the end of May 2002. On a comparable basis, however, revenues increased by 5% when taking into account disposals of businesses.

        Underlying EBITDA for the business area decreased to EUR 176 million (230) in 2002, primarily due to the revised revenue sharing of mobile international call revenues between Sonera Telecom and Mobile Communications Finland from the beginning of 2002 and the sale of Primatel and Gateway operations. The reported operating profit was EUR 90 million (108) and the underlying operating profit was EUR 59 million (107). Capital expenditure for the business area was reduced to EUR 110 million (186) in 2002. The simplified free cash flow measure as applied to Sonera's business areas, underlying EBITDA less capital expenditure, therefore improved to EUR 66 million (44) in 2002.

        At the end of 2002, the total number of equivalent fixed network access lines in Finland was 721,194 (753,140), showing a decrease of 4%. The number of ADSL and other broadband consumer connections continued to show strong growth and totaled 59,628 at the end of the year (11,603). The largest share of Sonera's ADSL base is in the large cities, and more than half of the base is outside of Sonera's traditional service areas.

        Sonera's equity income in its Baltic and Finnish fixed network associated companies decreased to EUR 26 million (35) primarily due to decreased revenues of Lattelekom and Lietuvos Telekomas because of tightening competition. The estimated number of subscriptions of the associated companies totaled approximately 2.3 million at the end of the year.

        In January 2002, pursuant to an option in the shareholder agreement, International Finance Corporation (IFC) sold its 10% minority stake in Sonera's Danish holding company Tilts Communications A/S to Sonera for EUR 34 million (US$30 million). After the deal, Sonera owns 49% of the shares in Lattelekom SIA, the largest fixed line operator in Latvia. In January 2002, Sonera also increased its holding in Loimaan Seudun Puhelin Oy (LSP) by 5% to a total of 29.1%. LSP is a local fixed line operator in southwestern Finland.

LEGAL AND REGULATORY DEVELOPMENTS

        In May, the parties to Lattelekom arbitration stated their claims. Tilts Communications A/S, Sonera's wholly-owned Danish subsidiary, claims approximately EUR 152 million from the Republic of Latvia as compensation for losses sustained as a consequence of the shortening by the Republic of Latvia of the twenty-year exclusivity period granted to Lattelekom in 1994, and failure by the Republic of Latvia to ensure that telecommunications tariffs were fixed at contractually agreed levels. The Republic of Latvia has quantified counterclaims of approximately EUR 1,040 million, principally arising from the alleged failure by Tilts to digitalize the fixed network in Latvia and certain other alleged breaches by Tilts of its obligations. Sonera considers that it has valid claims against the Republic of Latvia and will pursue these. Sonera also believes that the counterclaims by the Republic of Latvia are unfounded and will vigorously defend itself against these counterclaims. Sonera's current holding in Lattelekom is 49%.

        In July, the Supreme Administrative Court accepted an appeal that Sonera filed in January 2002 against the Competition Council's decision to prohibit Sonera's acquisition of 16.7% in Loimaan Seudun Puhelin Oy (LSP). After the Supreme Administrative Court's decision, Sonera will start taking the measures required by the initial approval by the Finnish Competition Authority in August 2001. Sonera's current holding in LSP is 29.1%.

        In July, the Finnish Communications Regulatory Authority (FICORA) issued its decision on a complaint filed by Telepohja Oy in January 2000 concerning the pricing of Sonera's leased line operations especially in rural areas. In its decision, the FICORA states that Sonera's pricing is cost-oriented as required by the legislation, and that Sonera has operated in compliance with the Communications Market Act (formerly, Telecommunications Market Act). Telepohja also filed a similar complaint with the Finnish Competition Authority (FCA) in January 2000; the complaint is still pending.

        In August, a settlement was reached in respect of the dispute between Sonera and Harri Vatanen, former CEO of Sonera SmartTrust Ltd, about the Sonera SmartTrust technology and the termination of Mr. Vatanen's employment. The parties agreed to terminate all pending legal actions in full.

        In September, the Administrative Court of Helsinki issued a decision on the appeal filed by Sonera against the decision issued in April 2001 by the Finnish Communications Regulatory Authority (FICORA, formerly the Telecommunications Administration Centre). The Administrative Court of Helsinki stated that the FICORA's opinion of Sonera's interconnection pricing in domestic mobile communications not being reasonable in relation to the actual costs would not be considered erroneous. Sonera appealed the decision to the Supreme Administrative Court in October. The decision issued by the FICORA in April 2001 is not enforceable until the Supreme Administrative Court has issued its decision. Sonera believes that the correct price level for interconnection traffic should be based on commercially negotiated solutions. In the spring and summer of 2001, Sonera concluded new mobile interconnection agreements with all mobile network operators in Finland. The interconnection fees of Sonera's mobile communications are lower than those of other Finnish operators and are also low in international comparison. A similar case is also pending at the Finnish Competition Authority.

        In October, Sonera requested the police to investigate the allegations published in the media according to which the Company had violated the secrecy of communications in the years 2000 and 2001. After this, the police launched a pre-trial investigation.

        In November, Sonera was served a writ by Broadband Mobile ASA bankruptcy estate, claiming a total of NOK 332 million (approximately EUR 45 million) from the shareholders of Broadband Mobile (Sonera 50%). On December 18, 2002, Sonera filed a response to the writ with a district court in Norway. The hearing of the case is not expected to take place until at the end of 2003.

CLEARLY IMPROVED FREE CASH FLOW

        Cash provided by operating activities in 2002 more than tripled to EUR 654 million (197). Cash from operating activities was improved primarily by higher underlying EBITDA and lower interest expenses. Cash paid for net interest expenses reduced significantly to EUR 87 million (278) as a result of lower net debt. Dividends received from associated companies totaled EUR 44 million (47) in 2002.

        Capital expenditures on fixed assets decreased by 23% to EUR 275 million (359) in 2002, representing 12.2% of revenues (16.4%). Free cash flow (cash from operating activities less capital expenditure on fixed assets) improved significantly to EUR 379 million in 2002 from the negative free cash flow of EUR 162 million in 2001.

        Equity investments and shareholder loans granted also remained lower than last year at EUR 170 million (572). The largest individual equity investment during the year was the payment of EUR 120 million for the Fintur acquisition, less cash acquired of EUR 17 million.

        During the year, Sonera received proceeds of EUR 1,024 million (2,193) from asset sales, mainly due to the sale of Pannon GSM, Sonera Info Communications, the remaining Deutsche Telekom shares, Primatel, Gateway leasing business, and Libancell.

PROPOSAL OF THE BOARD OF DIRECTORS FOR PROFIT DISTRIBUTION

        According to the financial statements as of December 31, 2002, the Group's distributable funds totaled EUR 576 million, and the corresponding amount for the Parent Company was EUR 356 million.

        After the exchange offer by TeliaSonera was completed in December 2002, Sonera became a subsidiary of TeliaSonera. The Board of Directors proposes to Sonera's annual general meeting that no dividend be paid for the 2002 fiscal year.

        TeliaSonera's profit distribution will be approved in the Annual General Meeting of TeliaSonera AB, based on the proposal by the TeliaSonera Board of Directors.

Helsinki, Finland
February 19, 2002

SONERA CORPORATION
Board of Directors

Financial information

        The financial information given in this report is based on Sonera's consolidated financial statements that are prepared in accordance with Finnish accounting practice.

        This report includes information on "underlying EBITDA" and on other similar "underlying" measures of Sonera's results of operations. Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring expenses. Sonera's management believes that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA do not reflect the underlying fundamentals of the operating results from Sonera's business segments. Sonera's management also believes that underlying EBITDA is a standard measure commonly reported and widely used by analysts, investors and others in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of the segmental operating performance relative to other companies in the industry. Underlying EBITDA, however, should not be considered as an alternative to operating profit as an indicator of operating performance. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

Forward-Looking Statements

        This report contains statements concerning, among other things, Sonera's financial condition and results of operations that are forward-looking in nature. Such statements are not historical facts but, rather, represent Sonera's future expectations. Sonera believes that the expectations reflected in these forward- looking statements are based on reasonable assumptions; however, forward-looking statements involve inherent risks and uncertainties, and a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, including Sonera's market position, growth in the telecom-munications industry in Europe, the effects of competition and other economic, business, competitive and/or regula-tory factors affecting the business of Sonera and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, Sonera undertakes no obligation to update any of them in light of new information or future events.

INCOME STATEMENT

EUR million	Oct.- 2002	Dec. 2001	Jan.- 2002	Dec. 2001	Change %
Revenues	606	556	2,241	2,187	2
Other operating income	28	5	424	916	(54)
Cost of services and goods	(223)	(185)	(777)	(708)	10
Personnel expenses	(100)	(128)	(405)	(512)	(21)
Other operating expenses	(185)	(206)	(910)	(600)	52
Depreciation and amortization(1)	(93)	(80)	(339)	(332)	2
Operating profit	33	(38)	234	951	(75)
Equity income in associated companies	(3)	(67)	(3,977)	(202)	1 869
Sales and write-downs of short-term investments	—	94	(43)	(272)	(84)
Financial income and expenses	(26)	3	(42)	(32)	31
Profit before income taxes and minority interest	4	(8)	(3,828)	445	(960)
Income taxes	124	65	1,343	(35)	(3,937)
Minority interest	(9)	(1)	(12)	(1)	1,100
Net income	119	56	(2,497)	409	(711)
Average number of shares (1,000 shares)	1,114,752	978,516	1,114,752	924,346	21
Diluted average number of shares (1,000 shares)	1,114,752	978,516	1,114,752	924,346	21
Earnings per share (euros)	0.11	0.06	(2.24)	0.44	(609)
Diluted earnings per share (euros)	0.11	0.06	(2.24)	0.44	(609)
Underlying EBITDA(2)	214	155	799	562	42
Underlying EBITDA-margin(%)	35	28	36	26	38
(1)
In 2000, Sonera recorded the acquisitions of Across and iD2 in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. If fair value had been used to record the transactions, and if Sonera had not sold a sligthly greater than 50% interest in SmartTrust AB (formerly Across and iD2), Sonera would have recorded amortization of goodwill of EUR 5 million in October-December 2002 and EUR 214 million in full year 2002, including an impairment loss of EUR 209 million (EUR 17 million in October-December 2001 and EUR 69 million for the full year 2001).

(2)
Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring and other non-recurring expenses.

UNDERLYING RESULTS
(EXCLUDING NON-RECURRING INCOME AND EXPENSES)

EUR million	Oct.- 2002	Dec. 2001	Jan.- 2002	Dec. 2001	Change %
Revenues	606	556	2,241	2,187	2
Other operating income	9	6	31	26	19
Cost of services and goods	(223)	(185)	(777)	(708)	10

Personnel expenses	(91)	(122)	(386)	(488)	(21)
Other operating expenses	(87)	(100)	(310)	(455)	(32)
Depreciation and amortization(1)	(93)	(80)	(339)	(332)	2
Underlying operating profit	121	75	460	230	100
Equity income in associated companies	31	(67)	(99)	(202)	(51)
Financial income and expenses	(20)	3	(36)	(32)	(13)
Underlying profit before income taxes and minority interest	132	11	325	(4)	8,225
Income taxes	107	62	83	68	22
Minority interest	(9)	(1)	(12)	(1)	1,100
Underlying net income	230	72	396	63	529
Underlying earnings per share (euros)	0.21	0.07	0.36	0.07	407
Diluted earnings per share (euros)	0.21	0.07	0.36	0.07	407
Underlying EBITDA	214	155	799	562	42
The following non-recurring income and expenses have been excluded from the underlying results:
Gains from sale of shares and fixed assets	18	(1)	392	890
Restructuring and other non-recurring expenses	(25)	(12)	(61)	(45)
Losses from sale of shares and fixed assets, and write-downs of shares	(121)	(100)	(161)	(124)
Write-downs of UMTS investments	—	—	(4,280)	—
Sales and write-downs of short-term investments	—	94	(43)	(272)
Tax effect of non-recurring income and expenses	17	3	1,260	(103)
Total	(111)	(16)	(2,893)	346

        Income and expenses in the underlying results have not been adjusted with the effects of businesses sold and acquired.

(1)
In 2000, Sonera recorded the acquisitions of Across and iD2 in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. If fair value had been used to record the transactions, and if Sonera had not sold a sligthly greater than 50% interest in SmartTrust AB (formerly Across and iD2), Sonera would have recorded amortization of goodwill of EUR 5 million in October-December 2002 and EUR 214 million in full year 2002, including an impairment loss of EUR 209 million (EUR 17 million in October-December 2001 and EUR 69 million for the full year 2001).

BALANCE SHEET

EUR million	Dec. 31 2002	Dec. 31 2001
Fixed assets and other long-term investments
Intangible assets	298	98
Property, plant and equipment	1,373	1,269
Long-term investments and receivables	1,455	6,068
Long-term deferred tax assets	1,286	—
Total	4,412	7,435
Current assets
Inventories	12	33
Current loans receivable	1	45
Other current receivables	555	565
Short-term investments	115	620
Cash and cash equivalents	84	96
Total	767	1,359
TOTAL ASSETS	5,179	8,794
Shareholders' equity	1,977	4,575
Minority interest	142	13
Non-current liabilities
Long-term debt	1,938	2,007
Other long-term liabilities	76	148
Total	2,014	2,155
Current liabilities
Current debt	24	55
Current portion of long-term debt	338	1,418
Other current liabilities	684	578
Total	1,046	2,051
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	5,179	8,794

STATEMENT OF CASH FLOWS

EUR million	Oct.- 2002	Dec. 2001	Jan.- 2002	Dec. 2001
Cash provided by operating activities
Net income	119	56	(2,497)	409
Depreciation and amortization	93	80	339	332
Write-downs of UMTS investments	72	—	4,280	—
Gain from sale of Pannon shares	—	—	(220)	—
Gain from sale of Sonera
Info Communications	—	—	(90)	—
Other (gains) losses from sale of shares and fixed assets	79	6	96	(883)
Equity (income) loss in associated companies	(31)	67	99	202
Sales and write-downs of short-term investments	—	(106)	43	272
Deferred tax expense (benefit)	(142)	84	(1,372)	(17)
Change in working capital and other items	(45)	(96)	(24)	(118)
Total	145	91	654	197
Cash (used in) provided by investing activities
Capital expenditures	(105)	(93)	(275)	(359)
Investments in shares and shareholder loans	(15)	(75)	(170)	(572)
Proceeds from sale of shares and fixed assets	1	254	1,024	2,193
Change in short-term investments and other items	439	299	69	(39)
Total	320	385	648	1,223
Cash provided by (used in) by financing activities
Change in long-term debt	(309)	(1,025)	(1,209)	1,476
Change in current debt	(164)	(405)	(99)	(3,793)
Equity issue	—	973	—	973
Dividends paid	—	—	—	(67)
Sale of rights related to treasury shares	—	1	—	1
Total	(473)	(456)	(1,308)	(1,410)
Effect of exchange rate changes	(3)	(1)	(6)	(2)
Change in cash and cash equivalents	(11)	19	(12)	8

Cash provided by operating activities under the direct method presentation:

EUR million	Oct.- 2002	Dec. 2001	Jan.- 2001	Dec. 2001
Payments received from customers	609	563	2,255	2,232
Payments to suppliers	(357)	(302)	(1,238)	(1,369)
Payments to personnel	(57)	(96)	(311)	(397)
Total	195	165	706	466
Dividends received	3	12	44	47
Interest income received	7	6	23	21
Interest expenses paid	(24)	(66)	(110)	(299)
Income taxes paid	(32)	(26)	(10)	(41)
Other items	(4)	—	1	3
Cash provided by operating activities	145	91	654	197

EQUITY INCOME IN ASSOCIATED COMPANIES

EUR million	Oct.- 2002	Dec. 2001	Jan.- 2002	Dec. 2001	Change
Turkcell Iletisim
Hizmetleri A.S.	24	(12)	7	(61)	68
Fintur Holdings B.V.	—	(18)	(49)	(96)	47
Other GSM operators	12	13	43	56	(13)
UMTS associated companies	—	(51)	(77)	(79)	2
Fixed network operators	7	12	26	35	(9)
Other associated companies	2	4	6	2	4
Write-down of Group 3G	—	—	(3,844)	—	(3,844)
Write-down of MetroOne	(34)	—	(34)	—	(34)
Amortization of goodwill	(14)	(15)	(55)	(59)	4
Total	(3)	(67)	(3,977)	(202)	(3,775)

FINANCIAL INCOME AND EXPENSES

EUR million	Oct.- 2002	Dec. 2001	Jan.- 2002	Dec. 2001	Change
Dividend income	—	2	—	14	(14)
Interest income(1)	7	44	80	183	(103)
Interest expenses	(33)	(51)	(141)	(279)	138
Capitalized interest expenses	1	12	25	52	(27)
Other financial income and expenses	(7)	—	(11)	1	(12)
Exchange rate gains and losses	6	(4)	5	(3)	8
Total	(26)	3	(42)	(32)	(10)
(1)
Interest income includes non-cash interest income from Group 3G UMTS Holding GmbH totaling EUR 51 million in January-June 2002 (EUR 36 million in October-December 2001 and EUR 154 million in January-December 2001). In July-December 2002, there was no interest income from Group 3G UMTS Holding GmbH.

CHANGES IN SHAREHOLDERS' EQUITY

EUR million	Dec. 31, 2002	Dec. 31, 2001
Shareholders' equity on January 1	4,575	3,233
Equity issue	—	982
Dividends paid	—	(67)
Sale of rights related to treasury shares	—	2
Currency translation adjustment	(101)	16
Net income	(2,497)	409
Shareholders' equity on Dec. 31	1,977	4,575

COMMITMENTS AND CONTINGENT LIABILITIES

EUR million	Dec. 31, 2002	Dec. 31, 2001
Assets pledged
To secure own commitments	6	6
To secure borrowings of associated companies(1)	4	24
Guarantees on behalf of associated companies for financing	52	35
Guarantees on behalf of other companies
Guarantees on behalf of Xfera Móviles S.A.	409	428
Guarantees on behalf of Ipse 2000 S.p.A.	34	180
Minimum operating lease payments	264	264
Other commitments	92	31
(1)
Carrying values of the pledged shares in associated companies. The maximum liability according to the loan amounts secured totals EUR 32 million (December 31, 2001: EUR 23 million).

DERIVATIVE FINANCIAL INSTRUMENTS

	Dec. 31, 2002		Dec. 31, 2001
EUR million	Contract value	Carrying value	Fair value	Fair value
Forward foreign exchange contracts	235	4	4	(1)
Interest rate swaps	1,424	22	46	41
Purchased interest rate options	170	—	—	—

Derivative instruments are used in hedging foreign exchange and interest rate risks.

CAPITAL EXPENDITURE ON FIXED ASSETS

EUR million	Oct.- 2002	Dec. 2001	Jan.- 2002	Dec. 2001	Change %
Mobile Communications Finland	35	27	98	102	(4)
International Mobile Communications	21	—	26	—	100
Service Businesses	9	3	18	53	(66)
Sonera Telecom	32	57	110	186	(41)
Other Operations	8	6	23	18	28
The Group	105	93	275	359	(23)

AVERAGE NUMBER OF PERSONNEL

EUR million	Oct.- 2002	Dec. 2001	Jan.- 2002	Dec. 2001	Change %
Mobile Communications Finland	1,646	1,789	1,644	1,792	(8)
International Mobile Communications	898	—	388	—	—
Service Businesses	1,480	2,723	1,988	2,728	(27)
Sonera Telecom	3,123	4,787	3,642	4,795	(24)
Other Operations	509	1,165	507	1,167	(57)
The Group	7,656	10,464	8,169	10,482	(22)

BUSINESS AREAS

EUR million	Oct.- 2002	Dec. 2001	Jan.- 2002	Dec. 2001	Change %
Revenues
Mobile Communications Finland	305	306	1,237	1,213	2
International Mobile Communications	69	1	94	4	—
Service Businesses
Sonera SmartTrust	—	15	22	36	(39)
Sonera Zed	18	7	48	21	129
Sonera Info Communications	—	18	20	71	(72)
Sonera Plaza	17	14	61	53	15
Sonera Juxto	17	20	65	72	(10)
Other Services	19	14	68	68	0
Total	71	88	284	321	(12)
Sonera Telecom
Domestic Voice Services	51	53	209	222	(6)
International Voice Services	37	34	146	149	(2)
Data Services	46	34	164	151	9
Leased Lines	15	14	59	56	5
Equipment Sales	35	27	124	118	5
Construction and Maintenance	—	14	10	35	(71)
Sales to other segments and other products	67	88	279	293	(5)
Total	251	264	991	1,024	(3)
Other Operations	20	34	80	113	(29)
Intra-Group sales	(110)	(137)	(445)	(488)	9
The Group	606	556	2,241	2,187	2
Underlying EBITDA
Mobile Communications Finland	145	141	618	604	2
International Mobile Communications	37	(4)	43	(14)	407
Service Businesses
Sonera SmartTrust	(1)	(5)	(13)	(40)	68
Sonera Zed	(4)	(22)	(15)	(129)	88
Sonera Info Communications	—	7	3	9	(67)
Sonera Plaza	(3)	(8)	(7)	(33)	79
Sonera Juxto	0	(1)	(5)	(14)	64
Other Services	(2)	(12)	(4)	(37)	89
Total	(10)	(41)	(41)	(244)	83
Sonera Telecom	39	57	176	230	(23)
Other Operations	3	2	3	(14)	121
The Group	214	155	799	562	42
Operating profit
Mobile Communications Finland	113	109	493	477	3
International Mobile Communications	(67)	(4)	(268)	569	—
Service Businesses
Sonera SmartTrust	18	(18)	(21)	(63)	67

Sonera Zed	(12)	(56)	(37)	(182)	80
Sonera Info Communications	—	(1)	93	5	—
Sonera Plaza	(14)	(24)	(25)	(57)	56
Sonera Juxto	(2)	(5)	(12)	(25)	52
Other Services	(4)	(27)	(10)	(62)	84
Total	(14)	(131)	(12)	(384)	97
Sonera Telecom	4	24	90	108	(17)
Other Operations	(3)	(36)	(69)	181	(138)
The Group	33	(38)	234	951	(75)

OTHER DATA

	Oct.- 2002	Dec. 2001	Jan.- 2002	Dec. 2001	Change %
Number of subscriptions at end of period
Mobile Communications Finland
GSM subscriptions(1)			2,489,777	2,421,533	3
NMT subscriptions			—	38,250	(100)
Service provider subscriptions in Sonera's network			35,138	50,245	(30)
Total			2,524,915	2,510,028	1
GSM customer churn (%, annualized)(2)	16.2	11.4	12.6	10.1
Fintur GSM subscriptions
Prepaid			1,318,795	902,528	46
Advanced and post paid			295,112	225,691	31
Total			1,613,907	1,128,219	43
Fixed network access lines in Finland(3)			721,194	753,140	(4)
Traffic and use
Mobile Communications Finland
Outgoing minutes (in millions)	1,147	1,078	4,480	4,215	6
Avg. monthly use per subscription (minutes)	153	147	151	145	4
Avg. monthly revenue per subscription (euros)	39.3	39.6	40.0	40.5	(1)
SMS messages (millions of messages)	215	203	796	744	7
Avg. monthly SMS messages sent per subscription	29.0	28.0	27.2	26.4	3
Avg monthly user activity for SMS messages (% of customers)	74	73	74	72	2
Avg monthly user activity for content services (% of customers)	32	33	31	33	(6)
Fixed network in Finland (minutes in millions)
Local calls and network compensations	893	968	3,588	3,889	(8)
Long-distance calls	133	128	484	518	(7)
International calls	56	57	224	232	(3)
(1)
Excluding subscriptions of service providers.
(2)
Excluding cases with new subscription owner, but the same user as before.
(3)
ISDN lines are counted as two standard lines and 2 Mbps lines are counted as 30 standard lines.

PRO FORMA CONSOLIDATION OF FINTUR

        The following pro forma consolidated income statement information presents the acquisition of controlling interest in Fintur as if the transaction had taken place already on January 1, 2001. This presentation is for illustrative purposes only, and it is not necessarily indicative of the actual results of operations that would have been reported if the transaction had occurred on January 1, 2001, nor is it indicative of future operating results.

EUR million	Revenues	Under- lying EBITDA	Operating profit	Profit before income taxes and minority interest	Net income	Earnings per share
October-December 2002
Sonera (reported)	606	214	33	4	119	0.11
% of revenues		35.3	5.4
October-December 2001
Sonera (reported)	556	155	(38)	(8)	56	0.06
Fintur	54	23	11	0	1
Pro forma adjustments(1)	—	—	(2)	17	17
Pro forma consolidated	610	178	(29)	9	74	0.08
% of revenues		29.2	(4.8)
January-December 2002
Sonera (reported)	2,241	799	234	(3,828)	(2,497)	(2.24)
Fintur (January-August 2002)	166	82	48	35	4
Pro forma adjustments(1)	—	—	(7)	43	42
Pro forma consolidated	2,407	881	275	(3,750)	(2,451)	(2.20)
% of revenues		36.6	11.4
January-December 2001
Sonera (reported)	2,187	562	951	445	409	0.44
Fintur	195	71	28	7	(9)
Pro forma adjustments(1)	—	—	(10)	87	92
Pro forma consolidated	2,382	633	969	539	492	0.53
% of revenues		26.6	40.7
(1)
Pro forma adjustments consist of the preliminary estimated amortization of goodwill, the reversal of equity method of accounting for Fintur, and the recording of minority interest in income of Fintur.

APPENDIX: INFORMATION ON SONERA'S DEBT

TOTAL LOAN PORTFOLIO

        Sonera's long-term and short-term loans and financial leases amounted to EUR 2,300 million as of December 31, 2002. Average interest rate was approximately 4.50 percent (including the impact of hedging measures).

LONG-TERM LOANS FROM FINANCIAL INSTITUTIONS

—
EUR 86 million term loans, due on November 6, 2008, which bear variable interest rate based on LIBOR (3.29 percent on December 31, 2002);

—
EUR 50 million term loan, due on December 11, 2003 that bears a variable interest rate based on EURIBOR (3.09 percent on December 31, 2002);

—
EUR 511 million syndicated revolving credit facility, due in semiannual installments commencing on April 27, 2003 and final maturity on April 27, 2005 with a variable interest rate based on LIBOR (3.19 percent on December 31, 2002). EUR 200 million was drawn out of facility as of December 31, 2002; and

—
EUR 92 million syndicated revolving credit facility, due in semiannual installments commencing on March 17, 2003 and final maturity on March 17, 2004, with a variable interest rate based on LIBOR (3.67 percent on December 31, 2002). Facility was fully drawn as of December 31, 2002.

EUR 3,000 MILLION EURO MEDIUM TERM NOTE (EMTN) PROGRAM

        Sonera has a EUR 3,000 million EMTN program, under which Sonera currently has total borrowings of EUR 1,800 million. The securities issued under the program include:

—
EUR 300 million 4.63 percent Fixed Rate Notes due on April 16, 2009;

—
EUR 1,000 million 5.63 percent Fixed Rate Notes due on March 14, 2005;

—
EUR 300 million Floating Rate Notes due on June 07, 2004 (3.84 percent on December 31, 2002); and

—
EUR 200 million 5.13 percent Fixed Rate Notes due on February 17, 2003.

EUR 500 MILLION EURO COMMERCIAL PAPER PROGRAM AND EUR 500 MILLION DOMESTIC COMMERCIAL PAPER PROGRAM

—
EUR 24 million of Euro Commercial Paper issue maturing on April 15, 2003; (interest rate 4.48 percent on December 31, 2002);

—
Domestic Commercial Paper program was unused on December 31, 2002.

OTHER LOANS

        Other loans totaled to EUR 48 million as of December 31, 2002. Other loans include EUR 43 million financial lease agreements (average interest rate 7.27 percent).

DEBT MATURITIES FOR NEXT 12 MONTHS

	Dec. 31, 2002
EUR million	Long- term loans	Short- term loans	Total
January 2003	3	—	3
February 2003	202	—	202
March 2003	33	—	33
April 2003	2	24	26
May 2003	2	—	2
June 2003	4	—	4
July 2003	2	—	2
August 2003	2	—	2
September 2003	33	—	33
October 2003	2	—	2
November 2003	2	—	2
December 2003	50	1	51
Total	337	25	362

ANNUAL DEBT MATURITIES

	Dec. 31, 2002
EUR million	Long- term loans	Short- term loans	Total
2003	337	25	362
2004	444	—	444
2005	1,107	—	1,107
2006	—	—	—
2007	—	—	—
2008	86	—	86
2009	301	—	301
2010	—	—	—
Total	2,275	25	2,300

BREAKDOWN OF DEBT PORTFOLIO

EUR million	Dec. 31, 2002	Dec. 31, 2001
Loans from financial institutions	433	1,275
Euro Medium Term Notes	1,800	2,150
Euro Commercial Papers	24	4
Finnish Commercial Papers	—	51
Capital lease agreements	43	—
Total	2,300	3,480

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2003
SONERA CORPORATION
	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Vice President, Acting Head of Corporate Communications
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE
APPENDIX: INFORMATION ON SONERA'S DEBT
SIGNATURES